FORM 4

    U.S. SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities
             Exchange Act of 1934


1. Name and Address of Reporting Person:


 Bernstein                   Stuart
(Last)                           (First)


 26 Hampshire Drive,   Hudson            NH               03051
(Street)                           (City)              (State)            (Zip)

2. Issuer Name and Ticker or Trading Symbol:


 Micronetics Wireless, Inc. / NOIZ

3. IRS or Social Security Number of Reporting Person (Voluntary):




4. Statement for Month/Year:




5. If Amendment, Date of Original (Month/Year):


 August/2000

6. Relationship of Reporting Person to Issuer (Check all applicable):

           Director

           10% Owner

   X       Officer (give title below)

           Other (Specified below)

 Vice President - VCO Products

Table I - Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned:

1. Title of Security:

 Common Stock

 Common Stock

 Common Stock


2. Transaction Date:

 8/25/00
(Month/Day/Year)

 9/5/00
(Month/Day/Year)

 9/6/00
(Month/Day/Year)


3. Transaction Code:
   Code          V

     M

     S               V

     S               V


4. Securities Acquired (A) or Disposed of (D):

Amount            (A) or (D)           Price

 2,500             A                         $1.41

   100                    D                   $9.75

 2,400                   D                   $9.75


5. Amount of Securities Beneficially Owned at End of Month:

 38,500*



6. Ownership Form-Direct (D) or Indirect (I):

 D

 D

 D


7. Nature of Indirect Beneficial Ownership:



Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities):

1. Title of Derivative Security:

 Common Stock


2. Conversion or Exercise Price of Derivative Security:

 $1.41


3. Transaction Date (Month/Day/Year):

  8/25/00


4. Transaction Code:
   Code          V

    M


5. Number of Derivative Securities Acquired (A) or Disposed of
(D):

   2,500  (D)


6. Date Exercisable and Expiration Date (Month/Day/Year):


  8/2/99                                8/2/04
(Date Exercisable)       (Expiration Date)





7. Title and Amount of Underlying Securities:

 Common Stock                            2,500
(Title)                          (Amount of Number of Shares)


8. Price of Derivative Security:




9. Number of Derivative Securities Beneficially Owned at End of
  Month:

  38,500**


10. Ownership Form of Derivative Security: Direct (D) or Indirect
    (I):

  D


11. Nature of Indirect Beneficial Ownership:



Explanation of Responses:

*    Includes options to purchase 38,500 Shares of Micronetics
     Wireless, Inc. Common Stock, 1,250 of which are exercisable within 60 days.

**   1,250 of which are exercisable within 60 days.



/s/Stuart Bernstein                             9/12/00
Signature of Reporting Person        Date